February 5, 2013

Mr. Jim B. Rosenberg

Ms. Mary Mast

Mr. Frank Wyman

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC 20549

Re:	American Safety Insurance Holdings, Ltd.

Form 10-K for the fiscal year ended December 31, 2011,

filed March 15, 2012

File No. 001-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), I am providing a follow-up response to the Staff’s comment letter dated December 20, 2012. This follow-up response relates specifically to (1) disclosure of the amount available for distribution to shareholders and (2) the amount of net restricted assets, both as of December 31, 2011.

The attached addendum contains the Company’s complete proposed statutory disclosure. Revisions made since the Company’s last response on January 7, 2013 are in bold font.

Should the Staff have questions about any of the Company’s responses or have additional comments, please contact me.

American Safety Insurance Holdings, Ltd.

By:	/s/ Mark W. Haushill
Mark W. Haushill
Chief Financial Officer

Cc:	Stephen R. Crim

Randolph L. Hutto

ADDENDUM A

(7) Statutory Accounting

The consolidated financial statements have been prepared in conformity with GAAP which vary in certain respects, for the Company, American Safety Casualty (ASCIC), American Safety Indemnity (ASIC) and American Safety RRG, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the “NAIC”). The NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting.

The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The statutory surplus is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and is determined in accordance with SAP. The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs, certain net deferred tax assets, intangible assets, unrealized appreciation on debt securities or certain reinsurance recoverables. The statutory financial statements of the Company’s U.S. insurance subsidiaries were prepared in accordance with NAIC SAP.

The NAIC has established risk-based capital (“RBC”) requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC’s requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and, (iv) other business risks.

The payment of dividends by the Company is governed by the Bermuda Companies Act of 1981, as amended, which permits the payment of dividends so long as (i) the Company is not, or would not after the payment, be unable to pay its liabilities as they become due or (ii) the realizable value of the Company’s assets is in excess of its liabilities after taking such payment into account. The Company has no present intention to pay a cash dividend to its shareholders at December 31, 2011. However, as an insurance and reinsurance holding company, the Company is largely dependent on dividends and other permitted payments from its insurance and reinsurance subsidiaries to pay cash dividends to its shareholders, for debt service and operating expenses. The ability of the Company’s insurance and reinsurance subsidiaries to pay dividends to the Company is subject to certain restrictions imposed by the jurisdictions of domicile that regulate our insurance and reinsurance subsidiaries and each jurisdiction has calculations for the amount of dividends that an insurance and reinsurance company can pay without the approval of the insurance regulator. ~~Based on the amounts available to be distributed to the Company from its subsidiaries without the applicable regulatory approval, the Company could declare a dividend to shareholders of up to $123.7 million as of December 31, 2011.~~

The payment of dividends by the Company’s Bermuda-domiciled reinsurance subsidiaries, American Safety Reinsurance Ltd (ASRe) and American Safety Insurance (ASA), is limited under the Insurance Act 1978, amendments thereto and related Regulations of Bermuda (collectively, the “Insurance Act”). ASRe and ASA are prohibited from declaring or paying any dividends during any financial year in which each company individually is in breach of its minimum solvency margin (i.e., required statutory capital and surplus) or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. At December 31, 2011, the liquidity ratios for ASRe and ASA were 155.3% and 101.4%, respectively. The reported total capital and surplus as well as the amount of dividends available for distribution to the Company without prior approval of the Bermuda Monetary Authority (BMA) for each company as of December 31, 2011 are as follows:

	ASRe	ASA	Bermuda Subs Total
Reported Capital & Surplus	$195.2	3.6	$198.8
Available for Distribution	111.4	3.5	114.9

The maximum amount of dividends ASCIC and ASIC can pay out without prior written approval from the Oklahoma Insurance Department (“Department”) is limited to the greater of 10% of surplus as regards to policyholders or net income, excluding realized capital gains of the preceding year, provided that the amount of such dividends do not exceed unassigned surplus. The reported statutory surplus, net income (loss) and amount of dividends available for distribution to the Company without approval of the Department for ASCIC and ASIC as of and for the year ended December 31, 2011 was as follows:

	ASCIC	ASIC[1]	U.S. Insurance Subs Total
Reported Statutory Surplus	$75.4	$13.1	$88.5
Reported Statutory Net Income (Loss)	0.3	(5.6)	(5.3)
Available for Distribution	7.5	1.3	8.8

[1]

The reported statutory surplus for ASIC of $59.6 million was adjusted for the portion owned by ASCIC and already reflected in its reported statutory surplus of $75.4 million. The amount available for distribution also reflects ASCIC’s ownership of ASIC.

~~The Company’s insurance subsidiaries are required by certain states to deposit cash or other assets in order to conduct business within those states. At December 31, 2011, such deposits made by the Company’s insurance subsidiaries amounted to $27.2 million. Additionally, the Company through its reinsurance and insurance subsidiaries had provided letters of credit totaling $74.1 million for the benefit of regulatory authorities or other third parties at December 31, 2011. Accordingly, a total of $101.3 million of the Company’s insurance and reinsurance subsidiary assets are restricted at December 31, 2011.~~

Based on the information contained in the above tables, the restricted net assets of the Company’s insurance/reinsurance subsidiaries at December 31, 2011 amounted to $163.6 million. The total amount available for distribution to the Company from its insurance/reinsurance subsidiaries is $123.7 million.

At December 31, 2011, the Company reported equity (excluding equity in non-controlling interests) of $328.1 million. The total amount available for distribution to the Company’s shareholders in the form of a dividend is $135.9 million, subject to consideration of the impact of such dividend on the Company’s financial strength rating as assigned by A.M. Best. Based on the above, the Company’s net restricted assets at December 31, 2011 were $192.2 million.

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